Exhibit 99.1

Scorpio Tankers Inc. Announces Proposed Offering of $250,000,000 Convertible Senior Notes due 2019

MONACO – (Marketwired) – June 24, 2014 -- Scorpio Tankers Inc. (NYSE: STNG) (the “Company”) announced today that it intends to offer $250,000,000 in aggregate principal amount of convertible senior notes due 2019 (the “Notes”) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”).  The Company expects to grant the initial purchasers of the Notes a 30-day option to purchase up to an additional $50,000,000 in aggregate principal amount of the Notes in connection with the offering.  Upon conversion of the Notes at the option of holders in certain circumstances and during certain periods, holders will receive shares of the Company’s common stock.  The interest rate, initial conversion rate and other terms of the Notes will be determined by negotiations between the Company and the initial purchasers of the Notes.

The Company intends to use the net proceeds of the offering of the Notes for a concurrent share repurchase of up to $150 million and general corporate purposes, including additional potential repurchases of its common stock.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale is unlawful. Any offer of the Notes will be made only by means of a private offering memorandum.

The Notes and the common stock issuable upon conversion of the Notes have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction and may not be offered or sold absent registration or an applicable exemption from registration requirements under the Securities Act.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different, including the Company not completing the offering.